SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VECTOR GROUP LTD.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

3 ⅞% Variable Interest Senior Convertible Debentures due 2026

(Title of Class of Securities)

92240 MAL 2
92240 MAJ 7

(CUSIP Number of Class of Securities)

J. Bryant Kirkland III

Vice President, Treasurer & CFO

Vector Group Ltd.

100 S.E. Second Street

Miami, Florida 33131

(305) 579-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Stephen E. Older, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$98,998,000	$11,345.17

*	Calculated solely for purposes of determining the filing fee. The amount assumes the repurchase of all outstanding 3 ⅞% variable interest senior convertible debentures due 2026 for 100% of the principal amount outstanding as of May 11, 2012.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Vector Group Ltd., a Delaware corporation (the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s 3 ⅞% Variable Interest Senior Convertible Debentures due 2026 (the “Notes”) to sell, and the obligation of the Company to repurchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of July 12, 2006, between the Company and Wells Fargo Bank, N.A., as trustee (the “Trustee”), and the Notes. The right of a Holder to require the Company to repurchase the Notes, as described in the Company Repurchase Notice to Holders of its Notes, dated May 11, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the “Option.”

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEMS 1 THROUGH 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes for which Holders validly exercise the Option pursuant to the terms and subject to the conditions set forth in the Indenture and the Notes, as well as the conditions set forth in the Company Notice. The Notes are convertible into shares of common stock, $0.10 par value, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.

The Company maintains its principal executive offices at 100 S.E. Second Street, Miami, Florida 33131, and the telephone number is (305) 579-8000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders exercising the Option consists solely of cash, (ii) the Option is not subject to any financing conditions, (iii) the Option applies to all outstanding Notes and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Company Repurchase Notice to Holders of the 3 ⅞% Variable Interest Senior Convertible Debentures due 2026 issued by Vector Group Ltd., dated May 11, 2012.

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Withdrawal

(a)(5)(A)	Press Release issued by Vector Group Ltd. on May 11, 2012.

(b)	None.

(d)	Indenture dated as of July 12, 2006, between Vector Group Ltd. and Wells Fargo Bank, N.A., as trustee, relating to the 3 ⅞% Variable Interest Senior Convertible Debentures due 2026 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-05759) filed on July 17, 2006).

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VECTOR GROUP LTD.

By:	/s/ J. Bryant Kirkland III
Name: Title:	J. Bryant Kirkland III Vice President, Treasurer and Chief Financial Officer

Date: May 11, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Repurchase Notice to Holders of the 3 ⅞% Variable Interest Senior Convertible Debentures due 2026 issued by Vector Group Ltd., dated May 11, 2012.

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Withdrawal

(a)(5)(A)	Press Release issued by Vector Group Ltd. on May 11, 2012.

(b)	None.

(d)	Indenture dated as of July 12, 2006, between Vector Group Ltd. and Wells Fargo Bank, N.A., as trustee, relating to the 3 ⅞% Variable Interest Senior Convertible Debentures due 2026 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (SEC File No. 001-05759) filed on July 17, 2006).

(g)	None.

(h)	None.